Exhibit 99.1

Freight Technologies Reports Strong Preliminary 2024 Mid-Year Results and Announces Exciting Advances in its Product Offerings

Revenue Growth, Enhanced Profit Margins, and Strategic Software Innovations Highlight Mid-Year Performance

HOUSTON - Sept. 5, 2024 — Freight Technologies, Inc. (Nasdaq: FRGT, “Fr8Tech” or the “Company”), a logistics management innovation company, offering a diverse portfolio of technology-driven solutions that address distinct challenges within the supply chain ecosystem, today announced its preliminary financial results for the first half of 2024, which concluded on June 30, 2024, as well as provided an update on the advancement of its software offerings.

Fr8Tech achieved a notable revenue increase of 6.6% year-over-year, reaching approximately $8.1 million for the first half of 2024. Further, revenue from the Fr8Fleet business grew over 100% compared to the previous year, driven by an 82% jump in shipments. The Company also achieved improved gross profits, which grew 40% year-over-year to $1.0 million, with gross margin percentage climbing 280 basis points to 11.8%.

Looking ahead to the second half of the year, Fr8Tech has revised its full year 2024 revenue forecast, now projected to be in the range of $15 million to $20 million. Javi Selgas, CEO of Fr8Tech, stated, “The strength of economic activity and trade within Mexico, the US, and cross-border regions continues to fuel a dynamic freight market. We are capitalizing on this healthy trading environment by focusing on high-quality, margin-enhancing customers for our core business while also investing heavily in our software solutions. We anticipate these innovations will drive significant value to our customers and improve the Company’s short- and long-term profitability.”

The Company’s portfolio of solutions includes the Fr8App platform for seamless B2B cross-border shipping across the USMCA region; Fr8Now, a specialized service for less-than-truckload (LTL) shipping; Fr8Fleet, a dedicated capacity service for enterprise clients in Mexico; and Waavely, a digital platform for efficient ocean freight booking and management of container shipments between North America and ports worldwide.

Each product is interconnected within a unified platform that centralizes and leverages data across these services, continuously improving our AI models to uncover synergies, further automate processes, and drive greater efficiency and innovation across the supply chain. To that same end, the Company is excited to announce the commercialization of its Transportation Management System (TMS) solution to stakeholders across the industry. It is a major milestone in the Company’s progression as a logistics management innovator and buildout of its suite of offerings.

Fr8Tech’s CFO, Don Quinby, commented, “Fr8Fleet remains a key asset, delivering exceptional value to large enterprises in the competitive Mexican over-the-road (OTR) market. Our commitment to automating and refining our processes since 2021 has bolstered customer retention and contributed to the advancement of our TMS solution, which are designed to help businesses plan, execute, and manage their shipping and logistics operations. These solutions are currently being tested and marketed to several major enterprise clients.”

Fr8Tech’s TMS will serve as a comprehensive digital command center, enabling logistics teams to oversee and optimize the movement of goods with enhanced precision. It will allow companies to track shipments in real-time, select the most suitable carriers, administer delivery routes, communicate with drivers, manage documentation, and integrate with both inventory and billing systems. By automating these processes and delivering actionable insights, our TMS can significantly reduce costs and risks, improve decision-making and operational efficiency, and elevate overall supply chain management performance.

Emphasizing the Company’s strategic visions, Selgas commented, “Our TMS offering is set to deliver the same ease and efficiency that defines the Fr8App platform. With real-time data on carrier capacity, cutting-edge AI pricing tools, premier tracking technology, and seamless API integration with existing systems, we are confident that Fr8Tech’s TMS software will become an indispensable tool for logistics professionals and drive industry-wide innovation.”

Selgas added, “Our TMS development leverages seven years of hands-on experience in the USMCA freight market. Our learnings from encountering and resolving countless challenges, has propelled the creation of a tailored solution that addresses the unique needs of cross-border and Mexico-based logistics. Additionally, the gross margin for selling our TMS as a SaaS solution ranges between 50% and 80%, reflecting the high-value and cost-efficiency of our technology. We are thrilled to have several enterprise customers actively interested in our software, underscoring the growing demand and confidence in our innovative solutions. We look forward to providing further details and ongoing updates on the commercial success of our TMS software in the weeks and months ahead.”

About Freight Technologies Inc.

Freight Technologies (Nasdaq: FRGT) (“Fr8Tech”) is a technology company developing solutions to optimize and automate the supply chain process. Its wholly owned subsidiary, Freight App, Inc. (Fr8App Inc.), is a B2B cross-border shipping marketplace in the USMCA region powered by AI and machine learning. Focused on making shipping transparent and efficient, Fr8App provides carriers with increased growth opportunities and shippers with flexibility, visibility and simplicity for the once-complex process of international over-the-road (OTR) shipping. Fr8App uses its proprietary technology platform to connect carriers and shippers and significantly improve matching and operation efficiency via innovative technologies such as live pricing and real-time tracking, digital freight marketplace, broker, transportation management, fleet management, and committed capacity solutions. The company is headquartered in Houston, Texas. For more information, please visit fr8technologies.com.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Fr8Tech’s and Fr8App Inc.’s actual results may differ from their expectations, estimates and projections and, consequently, readers should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue” and similar expressions (or the negative versions of such words or expressions) are intended to identify such forward-looking statements.

These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from those discussed in the forward-looking statements. Most of these factors are outside Fr8Tech’s and Fr8App Inc.’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the inability to obtain or maintain the listing of Fr8Tech’s ordinary shares on Nasdaq; (2) changes in applicable laws or regulations; (3) the possibility that Fr8Tech or Fr8App Inc. may be adversely affected by other economic, business and/or competitive factors; (4) risks relating to the uncertainty of the projected financial information with respect to Fr8App Inc.; (5) risks related to the organic and inorganic growth of Fr8App Inc.’s business and the timing of expected business milestones; and (6) other risks and uncertainties identified, including those under “Risk Factors,” to be filed in ‘Fr8Tech other filings with the Securities Exchange Commission.

Fr8Tech cautions that the foregoing list of factors is not exclusive. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. Fr8Tech and Fr8App Inc. caution readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Fr8Tech and Fr8App Inc. do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in their expectations or any change in events, conditions or circumstances on which any such statement is based.

Fr8Tech Contact:

Jason Finkelstein

Ignition Investor Relations

investors@fr8technologies.com